111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

June 27, 2014

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	Crossroads Systems, Inc. Registration Amendment on Form S-3 Filed May 29, 2014 CIK No. 1093207, File No. 333-196379

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Crossroads Systems, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 9, 2014 (the “Staff Letter”) related to the above-referenced filing (the “Registration Statement”). The Company is also concurrently filing an amended Registration Statement on Form S-3 to address the Staff’s comments.

In this letter, we have reproduced the comment from the Staff Letter in italicized, bold type and the Company’s response follows. Except as otherwise specifically indicated, page references correspond to the pages of the amended Registration Statement filed herewith.

Fee Table

1.	Revise to incorporate by reference your current reports on Form 8-K filed on November 7, 2013, November 25, 2013, November 27, 2013 and December 13, 2013. Refer to Item 12(a)(2) of Form S-3.

Response:	The Company has revised pages 28 and 29 of the Registration Statement to incorporate the current reports on Form 8-K specified in the Staff’s comment as well as the following reports that were filed after the initial May 29, 2014 filing of the Registration Statement: (i) the Company’s Current Report on Form 8-K filed June 18, 2014 and (ii) the Company’s quarterly report on Form 10-Q for the quarter ended April 31, 2014.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement Initially Filed May 29, 2014

File No. 333-196379

June 27, 2014

2.	Please file as exhibits the forms of warrant, subscription agreement, deposit agreement, unit agreement and rights certificate.

Response:	The Company respectively advises the Staff that the terms of any potential offering of warrants, units or subscription rights are not known at this time. In response to the Staff’s comment, the Company has filed the forms of warrant agreement and certificate, unit agreement and certificate, subscription agent agreement, and subscription rights certificate as exhibits 4.7, 4.8, 4.9 and 4.10 respectively. On further review, the Company considers it more appropriate to file the subscription agent agreement under Exhibit 4 (Agreements Defining Rights of Securityholders) rather than Exhibit 1 (Underwriting Agreement), and has revised the exhibit list accordingly. Because no offerings are yet planned and the terms of any such securities are not known at this time, the above-referenced exhibits include blanks and brackets for certain such terms.

The Company has determined that it is unlikely to conduct an offering of depositary shares under the Registration Statement and, accordingly, has removed depositary shares from the Registration Statement and the associated deposit agreement from the exhibit list. Our firm has delivered a revised legal opinion excluding depositary shares, and the Company has filed this legal opinion with the amended Registration Statement.

Although the Staff did not specifically request that the Company file the form of certificate of designation of preferred stock indicated as exhibit 3.3, the Company respectfully advises the Staff that it does not have a form of certificate of designation at this time, as the Company is not aware of any of the terms of an offering of such preferred stock. As the Staff is aware, the terms of a series of preferred stock can be varied, complex and highly transaction-specific, and the Company believes the filing of a form at this time would not be useful to investors. The Company has revised page 5 of the Registration Statement accordingly to disclose that it will file such form if and when the terms of any such future preferred stock are known.

The Company has revised the registration statement to clarify that it does not know at this time the terms of any offerings of the types of securities contemplated by the documents listed in the Staff’s comment and that it will file a definitive form of such securities (if any) if and when the terms of securities are known in connection with a particular offering. Please see pages 5, 18, 19 and 20.

Please refer any questions to the undersigned at (512) 320-9284 or to Michael Sullivan of Andrews Kurth LLP at (512) 320-9287. Thank you for your attention to this matter.

Respectfully submitted,

Andrews Kurth LLP

/s/ J. Matthew Lyons
J. Matthew Lyons